UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3) *

DXP ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233377407

(CUSIP Number)

DECEMBER 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X    Rule 13d-1(b)
☐    Rule 13d-1(c)
☐    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 233377407
1.Names of Reporting Persons
American Century Capital Portfolios, Inc.
2.Check the Appropriate Box if a Member of a Group (See Instructions)
a)☐
b)☐
3.SEC Use Only

4.Citizenship or Place of Organization
Maryland

	5.	Sole Voting Power	556,656
Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting Person With:	7.	Sole Dispositive Power	556,656
	8.	Shared Dispositive Power	N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		556,656
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)		3.44%
12.	Type of Reporting Person (See Instructions)		IV

Page 2 of 9 Pages

CUSIP No. 233377407
1.Names of Reporting Persons
American Century Investment Management, Inc.
2.Check the Appropriate Box if a Member of a Group (See Instructions)
a)☐
b)☐
3.SEC Use Only

4.Citizenship or Place of Organization
Delaware

	5.	Sole Voting Power	738,391
Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting Person With:	7.	Sole Dispositive Power	768,087
	8.	Shared Dispositive Power	N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		768,087
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)		4.75%
12.	Type of Reporting Person (See Instructions)		IA

Page 3 of 9 Pages

CUSIP No. 233377407
1.Names of Reporting Persons
American Century Companies, Inc.
2.Check the Appropriate Box if a Member of a Group (See Instructions)
a)☐
b)☐
3.SEC Use Only

4.Citizenship or Place of Organization
Delaware

	5.	Sole Voting Power	738,391
Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting Person With:	7.	Sole Dispositive Power	768,087
	8.	Shared Dispositive Power	N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		768,087
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)		4.75%
12.	Type of Reporting Person (See Instructions)		HC

Page 4 of 9 Pages

CUSIP No. 233377407
1.Names of Reporting Persons
Stowers Institute for Medical Research
2.Check the Appropriate Box if a Member of a Group (See Instructions)
a)☐
b)☐
3.SEC Use Only

4.Citizenship or Place of Organization
Delaware

	5.	Sole Voting Power	738,391
Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting Person With:	7.	Sole Dispositive Power	768,087
	8.	Shared Dispositive Power	N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		768,087
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)		4.75%
12.	Type of Reporting Person (See Instructions)		HC

Page 5 of 9 Pages

Item 1.
a)Name of Issuer

DXP Entertprises, Inc.

b)Address of Issuer’s Principal Executive Offices

5301 Hollister Street
Houston, Texas 77040
Item 2.
a)Name of Person Filing:
1)American Century Capital Portfolios, Inc.
2)American Century Investment Management, Inc.
3)American Century Companies, Inc.
4)Stowers Institute for Medical Research

a)Address of Principal Business Office or, if none, Residence.
4500 Main Street
9th Floor
Kansas City, Missouri 64111

c)Citizenship.
1)Maryland
2)Delaware
3)Delaware
4)Delaware

d)Title of Class of Securities
Reference is made to the cover page of this filing.

e)CUSIP Number.
Reference is made to the cover page of this filing.

Page 6 of 9 Pages

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
1)American Century Capital Portfolios, Inc. is an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
2)American Century Investment Management, Inc. is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
3)American Century Companies, Inc. is a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
4)Stowers Institute for Medical Research is a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
Item 4.     Ownership.
     Reference is made to Items 5-9 and 11 on the cover page of this filing.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Various persons, including the investment companies and separate institutional investor accounts that American Century Investment Management, Inc. (“ACIM”) serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule.  Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by ACIM.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See attached Exhibit A.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable

Page 7 of 9 Pages

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2024.

AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. (“ACCP”)

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“ACIM”)

AMERICAN CENTURY COMPANIES, INC. (“ACC”)

By:     __/s/ John Pak__________________________
    John Pak
    Senior Vice President, ACCP, ACIM and ACC

STOWERS INSTITUTE FOR MEDICAL RESEARCH, solely in its capacity as control entity of ACC

By:    __/s/ Richard W. Brown____________________
    Richard W. Brown
    Chairman

SCHEDULE 13G – To be included in statements filed pursuant to Rule 13d-1(b) or 13d-2(b).

EXHIBIT A
This Exhibit has been prepared to identify each subsidiary of American Century Companies, Inc. (“ACC”), which is controlled by the Stowers Institute for Medical Research, that is a beneficial owner of securities that are the subject of this schedule (the “Subject Securities”).  American Century Investment Management, Inc. (“ACIM”) is a wholly-owned subsidiary of ACC and an investment adviser registered under §203 of the Investment Advisers Act of 1940.
SCHEDULE 13G – To be included in statements filed pursuant to Rule 13d-1(b) or 13d-2(b) and Rule 13d-1(f) (1) Agreement.

Page 8 of 9 Pages

EXHIBIT B
Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf by American Century Investment Management, Inc. of this Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule.

Dated this 9th day of February, 2024.

AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. (“ACCP”)

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“ACIM”)

AMERICAN CENTURY COMPANIES, INC. (“ACC”)

By:     __/s/ John Pak__________________________
    John Pak
    Senior Vice President, ACCP, ACIM and ACC

STOWERS INSTITUTE FOR MEDICAL RESEARCH, solely in its capacity as control entity of ACC

By:    __/s/ Richard W. Brown____________________
    Richard W. Brown
    Chairman

Page 9 of 9 Pages